Exhibit 1

For immediate release
December 1, 2004
Press Release

Hydrogenics Corporation Mails Offer to Purchase All of the Issued and Outstanding Shares of Stuart Energy Systems Corporation

MISSISSAUGA, Ontario, December 1, 2004 — Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG) ("Hydrogenics") and Stuart Energy Systems Corporation (TSX: HHO) ("Stuart Energy") jointly announced today that Hydrogenics has mailed to shareholders of Stuart Energy a take-over bid circular dated November 30, 2004 and related documents, in connection with its previously announced offer (the "Offer") to purchase all of the outstanding common shares of Stuart Energy. Included in the package mailed to shareholders was the directors' circular prepared by Stuart Energy's board of directors unanimously recommending that Stuart Energy shareholders accept the Offer. The Offer is scheduled to expire at 12:01 a.m. (Toronto Time) on January 6, 2005.

Pursuant to the Offer, Hydrogenics is offering to purchase all of the issued and outstanding common shares of Stuart Energy, at an exchange ratio of 0.74 Hydrogenics common shares for every one Stuart Energy common share. Based on the November 9, 2004 TSX closing prices of CDN$2.82 per Stuart Energy common share and CDN$5.59 per Hydrogenics common share, at the time of the announcement the Offer valued each Stuart Energy common share at CDN$4.14, representing a 47% premium over the closing price of the Stuart Energy common shares. The Offer also represents a premium of 32% based on the volume-weighted average trading prices of the Stuart Energy common shares on the TSX and Hydrogenics Common Shares on NASDAQ for the 20 trading day period ending on November 9, 2004.

The Offer is subject to certain conditions, including there being validly deposited under the Offer, at the expiry of the Offer, at least 66 2/3% of the issued and outstanding common shares of Stuart Energy (on a fully diluted basis). Certain of Stuart Energy's principal shareholders and all of its directors and officers holding in the aggregate approximately 37% of the outstanding common shares of Stuart Energy have irrevocably agreed to accept the Offer and tender their Stuart Energy common shares under the Offer.

In anticipation of the mailing of the Offer and the incorporation by reference of the Stuart Energy financial statements in the Hydrogenics' take-over bid circular, Stuart Energy announced today that it has filed with applicable securities regulatory authorities amended audited consolidated financial statements for the fiscal years ended March 31, 2004 and March 31, 2003. The amended statements reflect conforming changes for the adoption of certain accounting principles set out in CICA Handbook Section 3110 related to Asset Retirement Obligations implemented retroactively on April 1, 2004. The adoption of this change in accounting policy did not have a material impact on Stuart Energy's financial results. These conforming changes have resulted in an increase in the net loss for the fiscal year ended March 31, 2004 of CDN$0.2 million from CDN$37.4 million to CDN$37.6 million and for the fiscal year ended March 31, 2003 of CDN$0.1 million from CDN$34.1 million to CDN$34.2 million. The loss per share for both fiscal years remains unaffected.

About Hydrogenics

Hydrogenics Corporation (http://www.hydrogenics.com) is a leading clean power generation company, engaged in the commercialization of hydrogen and fuel cell technology and test stations for fuel cells. The company is building a sustainable business, in a potentially "game changing technology" for transportation, stationary and portable power. Hydrogenics, based in Mississauga, Ontario, Canada, has operations in British Columbia, Canada, Japan, the United States and Germany.

About Stuart Energy

Stuart Energy Systems Corporation (http://www.stuartenergy.com) is the world's leading developer and supplier of integrated hydrogen infrastructure solutions based on water electrolysis. Stuart Energy integrates its proprietary hydrogen generation technology with products from corporate partners to serve existing and emerging markets for industrial, distributed power generation and transportation applications.

For further information, contact:
Gary Brandt, Chief Financial Officer of Hydrogenics, +1-905-361-3633, gbrandt@hydrogenics.com, or Melody

Gaukel of Ketchum, +1-416-544-4906, melody.gaukel@ketchum.com, for Hydrogenics, or Wanda Cutler +1-905-282-7769, or R. Randall MacEwen +1-905-282-7773, both of Stuart Energy